Exhibit (e)(23)
Final Execution Version
SUPPORT AGREEMENT
between
YAMANA GOLD INC.
— and —
MERIDIAN GOLD INC.
September 24, 2007

TABLE OF CONTENTS

ARTICLE 1 INTERPRETATION		2
1.1	Definitions	2
1.2	Construction and Interpretation	8

ARTICLE 2 THE OFFER		8
2.1	The Offer	8
2.2	Fairness Opinion and Meridian Support for the Offer	11
2.3	Outstanding Meridian Equity Entitlements	13
2.4	Directors of Meridian	14
2.5	Directors of Yamana	14
2.6	Subsequent Acquisition Transaction	15

ARTICLE 3 REPRESENTATIONS AND WARRANTIES OF YAMANA		15

ARTICLE 4 REPRESENTATIONS AND WARRANTIES OF MERIDIAN		15

ARTICLE 5 CONDUCT OF BUSINESS		16
5.1	Conduct of Business by Meridian	16
5.2	Conduct of Business by Yamana	19

ARTICLE 6 OTHER COVENANTS		20
6.1	Further Assurances	20
6.2	No Solicitations. Opportunity to Match, Etc.	21
6.3	Notification of Certain Matters	26
6.4	Investigation by Yamana	26
6.5	Investigation by Meridian	26
6.6	Officers’ and Directors’ Insurance and Indemnification	27
6.7	Required Securities Laws Approvals	28
6.8	Reorganization	28

ARTICLE 7 TERMINATION, AMENDMENT AND WAIVER		29
7.1	Termination	29
7.2	[INTENTIONALLY DELETED]	30
7.3	Effect of Termination	30
7.4	Amendment	31
7.5	Waiver	31

ARTICLE 8 GENERAL PROVISIONS		31
8.1	Advisors	31
8.2	Public Statements	31
8.3	Notices	31
8.4	Currency	33
8.5	Severability	34
8.6	Entire Agreement Assignment and Governing Law	34
8.7	Counterparts	34

SUPPORT AGREEMENT
          THIS AGREEMENT made the 24th day of September, 2007,
BETWEEN:
          YAMANA GOLD INC.,
          a corporation existing under the laws of Canada
          (hereinafter called “Yamana”),
          — and —
          MERIDIAN GOLD INC.,
          a corporation existing under the laws of the Canada
          (hereinafter called “Meridian”).
          WHEREAS Yamana has made an offer dated July 19, 2007 as amended by a Notice of Variation and Extension dated August 14, 2007, a Notice of Extension dated September 12, 2007 and a Notice of Variation and Extension dated September 20, 2007 (collectively, the “Original Offer”) to acquire all of the Shares (as hereinafter defined) for 2.235 Yamana Common Shares (as hereinafter defined) and C$6.50 in cash per Share;
          AND WHEREAS Yamana is prepared to amend the terms of the Original Offer on the terms and subject to the conditions contained herein to provide for the acquisition of all of the Shares for 2.235 Yamana Common Shares and C$7.00 in cash per Share, and to extend the expiry date of the Original Offer as set forth herein;
          AND WHEREAS the Meridian Board of Directors (as hereinafter defined) has determined, after receiving financial and legal advice, that it would be advisable and in the best interests of Meridian and the Shareholders (as hereinafter defined) of the Shares (other than Yamana and its affiliates) for the Meridian Board of Directors to co-operate with Yamana, take all reasonable action to support the Offer (as hereinafter defined) and to recommend acceptance of the Offer to Shareholders in writing, all on the terms and subject to the conditions contained herein;
          NOW THEREFORE THIS AGREEMENT WITNESSES that, in consideration of the mutual covenants and agreements hereinafter set forth and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by each party, the parties hereby covenant and agree as follows:

ARTICLE 1
INTERPRETATION
1.1	Definitions
          In this Agreement (including the Schedules hereto), the following terms shall have the following meanings, and grammatical variations shall have the respective corresponding meanings:
(a)	“1933 Act” means the United States Securities Act of 1933, as amended;

(b)	“1934 Act” means the United States Securities Exchange Act of 1934, as amended;

(c)	“Acquisition Proposal” has the meaning set out in Section 6.2(a)(i);

(d)	“Applicable Securities Laws” has the meaning set out in Section 2.1(b);

(e)	“business day” has the meaning given to it in the Securities Act (Ontario) unless otherwise specified;

(f)	“Canadian GAAP” means Canadian generally accepted accounting principles or interpretations thereof;

(g)	“CBCA” means the Canada Business Corporations Act, as amended;

(h)	“Change of Control Beneficiary” has the meaning set out in Section 9(a) of Schedule C;

(i)	“Circular” means the take-over bid circular dated July 19, 2007, as varied and extended in respect of the Original Offer;

(j)	“Common Share” means a common share in the capital of Meridian;

(k)	“Compulsory Acquisition” has the meaning set out in Section 2.6;

(l)	“Confidentiality Agreement” has the meaning set out in Section 6.4;

(m)	“Depositary” means Kingsdale Shareholder Services Inc. at its offices at The Exchange Tower, 130 King Street West, Suite 2950, P.O. Box 361, Toronto, Ontario, M5X 1E2;

(n)	“Deposited Shares” means the Shares covered by the Letter of Transmittal delivered to the Depositary and not validly withdrawn by the depositing Shareholder;

(o)	“Directors’ Circular” has the meaning set out in Section 2.1(h)(v);

(p)	“Effective Time” means the time that Yamana shall have taken up, acquired ownership of and paid for Shares pursuant to the Offer;

(q)	“Encumbrance” includes any mortgage, pledge, assignment, charge, lien, claim, security interest, adverse interest, other third person interest or encumbrance of any kind, whether contingent or absolute, and any agreement, option, right or privilege (whether by Law, contract or otherwise) capable of becoming any of the foregoing;

(r)	“Equivalent Insurance” has the meaning set out in Section 6.6;

(s)	“Expiry Time” has the meaning set out in Section 2.1(e);

(t)	“Form F-10” means the Registration Statement on Form F-10, as amended, of Yamana registering the distribution of the Yamana Common Shares in connection with the Original Offer and the Offer;

(u)	“fully diluted basis” means, with respect to the number of outstanding Shares at any time, the number of Shares that would be outstanding if all rights to acquire Shares were exercised, other than those which are not, and cannot in accordance with their terms, become exercisable within 120 days following the Expiry Time, but including, for the purposes of this calculation, all Shares issuable upon the exercise of Meridian Equity Entitlements, whether vested or unvested;

(v)	“Governmental Entity” means:
(i)	any supranational body or organization, nation, government, state, province, country, territory, municipality, quasi-government, administrative, judicial or regulatory authority, agency, board, body, bureau, commission, instrumentality, court or tribunal or any political subdivision thereof, or any central bank (or similar monetary or regulatory authority) thereof, any taxing authority, any ministry or department or agency of any of the foregoing;

(ii)	any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government; and

(iii)	any corporation or other entity owned or controlled, through stock or capital ownership or otherwise, by any of such entities or other bodies;
(w)	“Latest Mailing Time” has the meaning set out in Section 2.1(b);

(x)	“Laws” means any applicable laws including supranational, national, provincial, state, municipal and local civil, commercial, banking, securities, tax, personal and real property, security, mining, environmental, water, energy, investment, property ownership, land use and zoning, sanitary, occupational health and safety laws, treaties, statutes, ordinances, judgments, decrees, injunctions, writs, certificates and orders, by-laws, rules, regulations, ordinances, protocols, codes, guidelines, policies, notices, directions or other requirements of any Governmental Entity;
(y)	“Letter of Transmittal” means the Letter of Transmittal in the form accompanying the Original Offer and Circular, or a facsimile thereof;

(z)	“Material Adverse Effect” means, in respect of any Person, an effect that is material and adverse to the business, properties, assets, liabilities (including any contingent liabilities that may arise through outstanding, pending or threatened litigation or otherwise), capitalization, condition (financial or otherwise), operations or results of operations of that Person and its Subsidiaries and material joint ventures taken as a whole, other than any change, effect, event or occurrence:
(i)	relating to the global economy, political conditions or securities markets in general;

(ii)	affecting the worldwide mining industry in general;

(iii)	relating to a change in the market trading price of publicly traded securities of that Person, either:
(A)	related to this Agreement and the Offer or the announcement thereof, or

(B)	related to such a change in the market trading price primarily resulting from a change, effect, event or occurrence excluded from this definition of Material Adverse Effect under clauses (i), (ii), (iv), (v), (vi) or (vii) hereof;
(iv)	relating to any of the principal markets served by that Person’s business generally or shortages or price changes with respect to raw materials, metals or other products used or sold by that Person;

(v)	relating to the rate at which Canadian dollars can be exchanged for United States dollars or vice versa;

(vi)	relating to any generally applicable change in applicable Laws or regulations (other than orders, judgments or decrees against that Person any of its Subsidiaries and material joint ventures) or in Canadian GAAP; or

(vii)	attributable to the announcement or pendancy of this Agreement or the transactions contemplated herein, or otherwise contemplated by or resulting from the terms of this Agreement,

provided, however, that such effect referred to in clause (i), (ii), (iv) or (vi) above does not primarily relate only to (or have the effect of primarily relating only to) that Person and its Subsidiaries and material joint ventures, taken as a whole, or disproportionately adversely affect that Person and its Subsidiaries and material joint ventures taken as a whole, compared to other companies of similar size operating in the industry in which that Person and its Subsidiaries and material joint ventures operate;
(aa)	“material joint venture” of a Person means a joint venture in which the Person participates, directly or indirectly, whether as a partner, shareholder, interest holder or otherwise, that is material to the financial condition, operations or prospects of the Person on a consolidated basis;

(bb)	“Meridian” means Meridian Gold Inc.;

(cc)	“Meridian Board of Directors” means the board of directors of Meridian;

(dd)	“Meridian D&O Rights” has the meaning set out in Section 6.6;

(ee)	“Meridian Equity Entitlements” means Meridian’s outstanding options, share appreciation rights, restricted shares, restricted share units, performance shares and performance share units and other equity-based or equity related awards to acquire Shares, pursuant to and in accordance with, the Meridian Share Incentive Plans;

(ff)	“Meridian Public Documents” has the meaning set out in Section 4 of Schedule C;

(gg)	“Meridian Share Incentive Plans” means, collectively, Meridian’s 1996 Stock Option Plan approved on July 23, 1996, the 1999 Share Incentive Plan approved on April 21, 1999 and the 2007 Share Incentive Plan approved on May 1, 2007;

(hh)	“Meridian Subsidiaries” means Subsidiaries of Meridian;

(ii)	“Minimum Deposit Condition” has the meaning set out in item (a) of Schedule A;

(jj)	“Notice of Variation and Extension” means the Notice of Variation and Extension to be mailed to Shareholders in accordance with this Agreement amending the Original Offer;

(kk)	“Northern Orion” means Northern Orion Resources Inc.;

(ll)	“Northern Orion Agreement” means the business combination agreement between Yamana and Northern Orion dated July 19, 2007, as amended through the date hereof;

(mm)	“Northern Orion Transaction” means the business combination involving Yamana and Northern Orion pursuant to the Northern Orion Agreement and a plan of arrangement approved by the shareholders of Northern Orion on August 22, 2007;

(nn)	“NYSE” means the New York Stock Exchange;

(oo)	“Offer” means the Original Offer, as amended on the terms and subject to the conditions contained herein, and includes any further amendments to, or extensions of, such offer made in accordance with the terms of this Agreement;

(pp)	“Original Offer” has the meaning set out in the recitals to this Agreement;

(qq)	“Outside Date” has the meaning set out in Section 7.1(e);

(rr)	“Person” includes an individual, general partnership, limited partnership, corporation, company, limited liability company, unincorporated organization, trust, trustee, executor, administrator or other legal representative;

(ss)	“Pre-Acquisition Reorganization” has the meaning set out in Section 6.8;

(tt)	“Restricted Shares” means restricted shares granted pursuant to the Meridian Share Incentive Plans as awards to participants eligible under such plan;

(uu)	“Schedule 14D-9” means the Solicitation/Recommendation Statement on Schedule 14D-9 of Meridian relating to the Original Offer and the Offer;

(vv)	“Schedule TO” means the Tender Offer Statement on Schedule TO of Yamana relating to the Original Offer and the Offer;

(ww)	“Share” means a Common Share;

(xx)	“Shareholders” means the holders of Shares;

(yy)	“SEC” means the United States Securities and Exchange Commission;

(zz)	“Securities Authorities” means the TSX, NYSE, and the appropriate securities commissions or similar regulatory authorities in the United States (including the SEC) and in each of the provinces of Canada;

(aaa)	“Subsequent Acquisition Transaction” has the meaning set out in Section 2.6;

(bbb)	“Subsidiary” has the meaning given to that term in the Securities Act (Ontario);

(ccc)	“Superior Proposal” has the meaning set out in Section 6.2(a);

(ddd)	“Taxes” means, with respect to any Person, all supranational, federal, state, local, provincial, branch or other taxes, including income, gross receipts, windfall profits, value added, severance, ad valorem, property, capital, net worth, production, sales, use, licence, excise, franchise, employment, environmental taxes, sales taxes, use taxes, value added taxes, transfer taxes, withholding or similar taxes, payroll taxes, employment taxes, pension plan premiums, severance taxes, social security premiums, workers compensation premiums, employment insurance or compensation premiums, stamp taxes, occupation taxes, premium taxes, mining taxes, alternative or add-on minimum taxes, goods and services tax, customs duties or other taxes of any kind whatsoever imposed or charged by any Governmental Entity, together with any interest, penalties, or additions with respect thereto and any interest in respect of such additions or penalties;

(eee)	“TSX” means the Toronto Stock Exchange;

(fff)	“Yamana” means Yamana Gold Inc.;

(ggg)	“Yamana Common Shares” means common shares in the capital of Yamana;

(hhh)	“Yamana Options” means the outstanding options, as at September 21, 2007, to purchase an aggregate of 10,150,249 Yamana Common Shares issued pursuant to the Yamana Share Option Plans;

(iii)	“Yamana Percentage” has the meaning set out in Section 2.4;

(jjj)	“Yamana Public Documents” has the meaning set out in Section 4 of Schedule B;

(kkk)	“Yamana Share Option Plans” means the Yamana Amended Share Incentive Plan dated May 2, 2006, the RNC Gold Inc. Amended and Restated Stock Option Plan dated April 14, 1995, as amended and the Viceroy Exploration Ltd. 2005 Amended and Restated Stock Option and Share Compensation Plan dated April 22, 2005;

(lll)	“Yamana Subsidiaries” means Subsidiaries of Yamana; and

(mmm)	“Yamana Warrants” means the outstanding warrants to purchase an aggregate of 16,839,080 Yamana Common Shares.

1.2	Construction and Interpretation
          In this Agreement, unless otherwise expressly stated or the context otherwise requires:
(a)	references to “herein”, “hereby”, “hereunder”, “hereof and similar expressions are references to this Agreement and not to any particular Section of or Schedule to this Agreement;

(b)	references to a “Section” or a “Schedule” are references to a Section or Schedule of this Agreement;

(c)	words importing the singular shall include the plural and vice versa, and words importing gender shall include the masculine, feminine and neuter genders;

(d)	the use of headings is for convenience of reference only and shall not affect the construction or interpretation hereof;

(e)	wherever the term “includes” or “including” is used, it shall be deemed to mean “includes, without limitation” or “including, without limitation”, respectively; and

(f)	references to the knowledge of a party means the actual knowledge of the senior officers of such party.
ARTICLE 2
THE OFFER
2.1	The Offer
(a)	Yamana shall promptly publicly announce its intention to amend the Original Offer, subject to the terms and conditions set forth below, to increase the consideration payable thereunder to 2.235 Yamana Common Shares and C$7.00 in cash for each Share. The conditions of the Original Offer will be replaced by the conditions set out in Schedule A. The Notice of Variation and Extension shall also contain an amendment to Section 13 of the Offer portion of the Circular to replace the phrase “in its sole discretion” with the phrase “in its reasonable discretion”. Yamana will not be required to make the Offer in any jurisdiction where it would be illegal to do so.

(b)	Yamana shall prepare the Notice of Variation and Extension in both the English and French languages and amendments to the Schedule TO and the Form F-10, in all material respects in accordance with applicable securities laws in Canada, the United States and the United Kingdom, including the 1933 Act and the 1934 Act (collectively, “Applicable Securities Laws”). Yamana shall mail the Notice of Variation and

Extension in accordance with Applicable Securities Laws to each registered holder of Shares as soon as reasonably practicable and, in any event, not later than 11:59 p.m. (Toronto time) on September 28, 2007 (such time on such date being referred to herein as the “Latest Mailing Time”); provided, however, that if the mailing of the Notice of Variation and Extension is delayed by reason of Meridian not having provided to Yamana the Directors’ Circular referred to in Section 2.1(h)(v) as well as any information pertaining to Meridian that is necessary for the completion of the Notice of Variation and Extension by Yamana, then the Latest Mailing Time shall be extended to 11:59 p.m. on the second business day following the date on which Meridian supplies such necessary documents, information or other assistance.
(c)	Prior to the printing of the Notice of Variation and Extension and the filing of the amendment to the Schedule TO, Yamana shall provide Meridian with a reasonable opportunity to review and comment on such documents, recognizing that whether or not such comments are appropriate will be determined by Yamana, acting reasonably.

(d)	Yamana agrees that, provided all of the conditions to the Offer set out in Schedule A hereto shall have been satisfied or waived, Yamana shall take up and pay for all of the Shares tendered under the Offer promptly and in any event no later than two business days following the time at which it becomes entitled to take up such Shares under the Offer pursuant to applicable Laws.

(e)	The Offer shall be made in accordance with Applicable Securities Laws and shall expire not earlier than midnight (Toronto time) (which for the avoidance of doubt, shall mean the end of the day) on the later of (i) October 12, 2007 and (ii) the date that is 10 business days (as determined in accordance with Rule 14d-1 under the 1934 Act) following the mailing of the Notice of Variation and Extension in respect of the Offer (such time, as it may be extended, is referred to herein as the “Expiry Time”). Yamana shall use all reasonable efforts to consummate the Offer, subject to the terms and conditions hereof and thereof.

(f)	Yamana may, in its sole discretion, modify or waive any term or condition of the Offer; provided that Yamana shall not, without the prior consent of Meridian, increase or decrease the Minimum Deposit Condition, impose additional conditions to the Offer, decrease the consideration per Share, decrease the number of Shares in respect of which the Offer is made, change the form of consideration payable under the Offer (other than to increase the total consideration per Share or add additional consideration) or otherwise vary the Offer or any terms or conditions thereof (which for greater certainty does not include a waiver of a condition other than the Minimum Deposit Condition) in a manner which is adverse to the Shareholders.

(g)	If at the Expiry Time all of the conditions to the Offer set out in Schedule A hereto shall have been satisfied or waived but the number of Shares validly deposited pursuant to the Offer and not withdrawn at the Expiry Time is less than 90% of the Shares outstanding calculated on a fully diluted basis, Yamana will, subject to Applicable Securities Laws, provide a subsequent offering period of not less than 15 business days (within the meaning of Rule 14d-1(g)(3) under the 1934 Act), provided that if the number of shares validly deposited pursuant to the Offer and not withdrawn at the Expiry Time constitutes less than 66 2/3% of the Shares outstanding calculated on a fully diluted basis, such subsequent offering period shall be 20 business days (within the meaning of Rule 14d-1(g)(3) under the 1934 Act), in either case to permit Shareholders who had not tendered their Shares prior to the Expiry Time to so tender.

(h)	The obligation of Yamana to amend the Original Offer is conditional on the prior satisfaction of the following conditions, all of which conditions are included for the sole benefit of Yamana and any or all of which may be waived by Yamana in whole or in part in its sole discretion (other than the condition set out in Section 2.1(h)(iii) below, which must be waived if Yamana has failed to use its reasonable best efforts to obtain such assurances, and the condition set out in Section 2.1(h)(vi) below, which may be waived only with the consent of Meridian) without prejudice to any other right it may have under this Agreement:
(i)	the obligations of Yamana hereunder shall not have been terminated pursuant to Section 7.1;

(ii)	no change, effect, event, circumstance, occurrence or state of facts (other than a change, effect, event, circumstance, occurrence or state of facts caused by Yamana, a Yamana Subsidiary or any Person acting jointly or in concert with Yamana) shall have occurred that would render it impossible for one or more of the conditions set out on Schedule A hereto to be satisfied;

(iii)	assurances satisfactory to Yamana, acting reasonably, shall have been received by Yamana that all waivers, rulings or orders necessary for Yamana to amend the Original Offer and to mail to the Shareholders the Notice of Variation and Extension have been or will be obtained from all applicable securities commissions or other regulatory authorities;

(iv)	the Meridian Board of Directors shall have unanimously recommended that Shareholders accept the Offer and shall not have withdrawn such recommendation or changed, modified or qualified such recommendation in a manner that has substantially the same effect or taken any other action or made any other public statement in connection with the Offer subsequent to the date of this Agreement inconsistent with such recommendation;
(v)	the Meridian Board of Directors shall have prepared and approved in final form, printed for distribution to Shareholders and delivered to Yamana for mailing with the Notice of Variation and Extension an amended directors’ circular (the “Directors’ Circular”) unanimously recommending that Shareholders accept the Offer;

(vi)	Yamana shall not have the right to terminate this Agreement pursuant to Section 7.1(f) without giving effect to the cure period provided therein); and

(vii)	no cease trade order, injunction or other prohibition at Law shall exist against Yamana making the Offer or taking up or paying for Shares deposited under the Offer.
          Prior to printing the Directors’ Circular, Meridian shall provide Yamana with a reasonable opportunity to review and comment on it, recognizing that whether or not such comments are appropriate will be determined by Meridian, acting reasonably. The Directors’ Circular shall include a copy of the written fairness opinion of each of BMO Nesbitt Burns Inc. and Goldman, Sachs & Co. referred to below.
2.2	Fairness Opinion and Meridian Support for the Offer
(a)	Meridian represents and warrants to and in favour of Yamana and acknowledges that Yamana is relying upon such representations and warranties in entering into this Agreement, that, as of the date hereof:
(i)	BMO Nesbitt Burns Inc. and Goldman, Sachs & Co. have each delivered an oral opinion to the Meridian Board of Directors to the effect that, subject to the assumptions, limitations and qualifications stated therein, the consideration to be received under the Offer is fair from a financial point of view to Shareholders (other than Yamana); and

(ii)	the Meridian Board of Directors, upon consultation with its financial and legal advisors, has unanimously determined that the Offer is fair to Shareholders (other than Yamana), that the Offer is in the best interests of Meridian and the Shareholders (other than Yamana), and accordingly, has unanimously approved the entering into of this Agreement and the making of a recommendation that Shareholders (other than Yamana) accept the Offer. Each member of the Meridian Board of Directors has indicated his intention to deposit the Shares owned by him pursuant to the Offer and has agreed that the press release to be issued by Yamana announcing the Offer may so reference such statement of intention and that references to such intention may be made in the Notice of Variation and Extension and other documents relating to the Offer.
(b)	Meridian shall prepare and make available for distribution contemporaneously and together with the Notice of Variation and Extension, in both the English and French languages as circumstances may require, sufficient copies of the Directors’ Circular, prepared in all material respects in accordance with all Applicable Securities Laws, which shall reflect the foregoing determinations and recommendation. Meridian shall take all reasonable actions to support the Offer and ensure the success of the Offer in accordance with this Agreement and Meridian shall provide Yamana with any information pertaining to Meridian, the Meridian Subsidiaries and the Meridian material joint ventures that is necessary for the completion of the Notice of Variation and Extension by Yamana, and shall provide Yamana with such other assistance in the preparation of the Notice of Variation and Extension as may be reasonably requested by Yamana. Notwithstanding the foregoing, if after the date hereof: (i) any representation or warranty made by Yamana in this Agreement shall be untrue or incorrect (without giving effect to, applying or taking into consideration any materiality or Material Adverse Effect qualification already contained within such representation or warranty) where such inaccuracies in the representations and warranties, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect in respect of Yamana, (ii) the Meridian Board of Directors shall become aware of any untrue statement of a material fact, or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made, in the Circular or the Notice of Variation and Extension relating to Yamana, or (iii) the Meridian Board of Directors is otherwise required in the exercise of its fiduciary duties to do so, then the Meridian Board of Directors shall be entitled not to make such a positive recommendation, to make a negative recommendation or to withdraw, modify or change any recommendation regarding the Offer which it has previously made, provided that the Meridian Board of Directors, acting in good faith and upon the advice of their legal and financial advisors where appropriate, shall first have determined that the making of a positive recommendation, the failure to make a negative recommendation or the failure to withdraw, modify or change any recommendation would be inconsistent with the fiduciary duties of the Meridian Board of Directors and otherwise in accordance with the terms of this Agreement.

(c)	Yamana shall provide Meridian with any information pertaining to Yamana, the Yamana Subsidiaries and the Yamana material joint ventures that is necessary for the completion of the Directors’ Circular by Meridian, and shall provide Meridian with such other assistance in the preparation of the Directors’ Circular as may be reasonably requested by Meridian.

2.3	Outstanding Meridian Equity Entitlements
(a)	Subject to the receipt of all required approvals of any Governmental Entity, Meridian will make such amendments to the Meridian Share Incentive Plans and take all such other steps as may be necessary or desirable to allow all persons holding Meridian Equity Entitlements who may do so under applicable Laws, to exercise their Meridian Equity Entitlements: (i) on an accelerated vesting basis, conditional on Yamana taking up and paying for Shares under the Offer; and (ii) to effect a cashless exercise of their Meridian Equity Entitlements for the purpose of tendering to the Offer all Shares issued in connection with such cashless exercise, conditional upon Yamana taking up and paying for Shares under the Offer, all subject to applicable Laws and on terms and in a manner reasonably acceptable to Yamana.

(b)	Yamana acknowledges and agrees that:
(i)	Yamana shall agree with Meridian to tendering arrangements in respect of the Offer in order to facilitate the conditional exercise of the Meridian Equity Entitlements and tender of the Shares to be issued as a result of such conditional exercise (including providing for the ability of holders of Meridian Equity Entitlements to tender the Shares issuable upon the exercise of such Meridian Equity Entitlements on the basis of guaranteed deliveries); and

(ii)	(A) holders of Meridian Equity Entitlements will be permitted to tender the Shares issuable upon the exercise thereof and for such purpose to exercise their exercisable Meridian Equity Entitlements (including as exercisable for this purpose, Meridian Equity Entitlements that become exercisable by reason of this Section 2.3), conditional upon Yamana taking up and paying for the Shares under the Offer, which Meridian Equity Entitlements shall be deemed to have been exercised immediately prior to the take-up of Shares and (B) all Shares that are to be issued pursuant to any such conditional exercise shall be accepted as validly tendered under the Offer, provided that the holders of such Meridian Equity Entitlements indicate that the Shares are tendered pursuant to the Offer and otherwise validly accept the Offer in accordance with its terms with respect to such Shares.
(c)	With respect to the Meridian Equity Entitlements that are stock options that have not been exercised at or before the Expiry Time, the parties agree to cooperate to ensure that all such outstanding Meridian Equity Entitlements become options to acquire Yamana Common Shares (on a tax-deferred basis for purposes of the Income Tax Act (Canada) if reasonably practicable) whereby, effective as of the Expiry Time, subject to applicable Laws, each such Meridian Equity Entitlement shall automatically be converted into an option to acquire a number of Yamana Common Shares equal the sum of (i) 2.235 and (ii) the quotient of C$7.00 divided by the average of the closing prices of the Shares on the TSX for the five trading days ending on the trading day immediately prior to the Expiry Time (such sum, the “Conversion Number”) (with the aggregate number of all such Yamana Common Shares per grant being rounded down to the nearest whole number) at an exercise price per Yamana Common Share equal to the exercise price per Share of that Meridian Equity Entitlement immediately prior to the Expiry Time divided by the Conversion Number, rounded up to the nearest whole cent and otherwise exercisable in accordance with its terms. Notwithstanding the foregoing, the terms and conditions of this conversion and all other provisions of this Section 2.3 shall be determined and effected in a manner that satisfies the requirements of Section 409A of the U.S. Internal Revenue Code of 1986, as amended.
2.4	Directors of Meridian
(a)	Meridian acknowledges and agrees that promptly upon the purchase by Yamana of such number of Shares as represents at least a majority but less than 66 2/3% of the then outstanding Shares on a fully diluted basis and from time to time thereafter and subject to applicable law, Yamana shall be entitled to designate such number of members of the Meridian Board of Directors, and any committees thereof, as is proportionate to the percentage of the outstanding Shares owned from time to time by Yamana (the “Yamana Percentage”) and Meridian shall not frustrate Yamana’s attempts to do so and covenants to co-operate with Yamana, subject to all applicable Laws, to enable Yamana’s designees to be elected or appointed to the Meridian Board of Directors, and any committee thereof, and to constitute the Yamana Percentage of the Meridian Board of Directors, including at the request of Yamana, by its reasonable best efforts to increase the size of the Meridian Board of Directors and to secure the resignations of such number of directors as Meridian may determine, in reasonable consultation with Yamana.

(b)	Meridian acknowledges and agrees that forthwith at the request of Yamana, upon confirmation that Yamana, beneficially owns 66 2/3% or more of the Common Shares, to use reasonable commercial efforts to assist in effecting the resignations of the Meridian directors and causing them to be replaced by persons nominated by Yamana; provided that the directors of Meridian shall have been appointed to the board of directors of Yamana pursuant to Section 2.5.
2.5	Directors of Yamana
          Yamana agrees to use all reasonable efforts to cause its board of directors to pass such resolutions and to take such other actions as may be required in order that three new directors, who will be directors of Meridian immediately prior to the take up of any Shares under the Offer by Yamana, will be appointed to the board of directors of Yamana as soon as practicable following such date as Yamana acquires 50.1% then outstanding Shares on a fully diluted basis, and in any event within 30 days after the date Yamana acquires 50.1% of the then outstanding Shares on a fully diluted basis. The individuals proposed by Meridian shall be acceptable to Yamana, acting reasonably.
2.6	Subsequent Acquisition Transaction
          If the Offer has been accepted by holders of not less than 90% of the outstanding Shares as at the Expiry Time and Yamana accepts Shares deposited for purchase and pays for such Shares pursuant to the Offer, Yamana shall, to the extent possible, acquire (a “Compulsory Acquisition”) the remainder of the Shares from those Shareholders who have not accepted the Offer pursuant to Section 206 of the CBCA as soon as reasonably possible. If that statutory right of acquisition is not available or Yamana chooses not to avail itself of such statutory right of acquisition, Yamana will use its commercially reasonable efforts to pursue other means of acquiring the remaining Shares not tendered to the Offer as promptly as possible by way of amalgamation, statutory arrangement, amendment to articles, consolidation, capital reorganization or other transaction involving Meridian and Yamana or a Yamana Subsidiary that Yamana may, in its sole discretion, undertake to pursue (a “Subsequent Acquisition Transaction”), provided that the consideration per Share offered in connection with the Subsequent Acquisition Transaction is at least equivalent in value to the consideration per Share offered under the Offer and further provided that for this purpose, in calculating the value of the consideration offered in any Subsequent Acquisition Transaction, each Yamana Common Share shall be deemed to be at least equivalent in value to each Yamana Common Share offered under the Offer. Meridian agrees that, in the event Yamana takes up and pays for Shares under the Offer representing at least a simple majority of the outstanding Shares (calculated on a fully diluted basis as at the Expiry Time), it will assist Yamana in connection with any proposed Subsequent Acquisition Transaction.
ARTICLE 3
REPRESENTATIONS AND WARRANTIES OF YAMANA
          Yamana hereby makes to Meridian the representations and warranties set out in Schedule B to this Agreement, and acknowledges that Meridian is relying upon these representations and warranties in connection with the entering into of this Agreement.
ARTICLE 4
REPRESENTATIONS AND WARRANTIES OF MERIDIAN
          Meridian hereby makes to Yamana the representations and warranties set out in Schedule C to this Agreement, and acknowledges that Yamana is relying upon these representations and warranties in connection with the entering into of this Agreement.
ARTICLE 5
CONDUCT OF BUSINESS
5.1	Conduct of Business by Meridian
          Meridian covenants and agrees that, prior to the earlier of the time of the appointment or election to the Meridian Board of Directors of persons designated by Yamana who represent a majority of the directors of Meridian and the termination of this Agreement, except with the prior written consent of Yamana (not to be unreasonably withheld or delayed) or as otherwise expressly contemplated or permitted by this Agreement or as disclosed in writing to Yamana prior to the execution and delivery of this Agreement, Meridian will, and will cause each of the Meridian Subsidiaries to:
(a)	conduct its and their respective businesses in the ordinary course consistent with past practice in all material respects and to use reasonable best efforts to preserve intact its present business organization and goodwill, to preserve intact their respective real property interests, mining leases, mining concessions, mining claims, exploration permits or prospecting permits or other property, mineral or proprietary interests or rights in good standing, to keep available the services of its officers and employees as a group and to maintain satisfactory relationships with suppliers, distributors, employees and others having business relationships with them;

(b)	not split, consolidate or reclassify any of its outstanding shares nor undertake any other capital reorganization (except as required by Section 6.8), nor declare, set aside or pay any dividends on or make any other distributions on or in respect of its outstanding shares, nor reduce capital in respect of its outstanding Shares;

(c)	not amend its articles or by-laws or the terms of any of its outstanding securities, including any outstanding indebtedness and credit facilities;

(d)	not issue any securities (other than the issuance of Shares upon the exercise of currently outstanding Meridian Equity Entitlements in accordance with their terms), or redeem, offer to purchase or purchase any of its outstanding securities;

(e)	not authorize, agree to issue, issue or award any stock options under any existing plan of Meridian or otherwise other than pursuant to agreements existing on the date of this Agreement;

(f)	except for changes in compensation for employees, other than officers and directors, in the ordinary course of business consistent with past practice and after prior consultation with Yamana and except for the changes disclosed to Yamana in writing prior to the execution and delivery of this Agreement, not enter into, create, declare, adopt, amend, vary, modify or take any other action with respect to any bonus, target bonus, profit sharing, incentive, salary or other compensation, equity based award, pension, retirement, deferred compensation, severance, change in control, employment or other employee benefit plan, agreement, award or arrangement for the benefit or welfare of any officer, director or employee, or similar rights or other benefits;
(g)	except as contemplated in any existing contractual commitments or budgets, or as disclosed in Meridian Public Documents, not acquire or commit to acquire any capital assets or group of related capital assets (through one or more related or unrelated acquisitions), or incur, or commit to, capital expenditures, having a value and/or cost in excess of $10 million in the aggregate;

(h)	except as contemplated in any existing contractual commitments, not sell, lease, option, encumber or otherwise dispose of, or commit to sell, lease option, encumber or otherwise dispose of, any capital assets or group of related capital assets (through one or more related or unrelated transactions) having a value in excess of $2 million in the aggregate;

(i)	not incur or commit to incur any indebtedness for borrowed money or any other material liability, except for the borrowing of working capital in the ordinary course of business and consistent with past practice under existing credit facilities disclosed in the Meridian Public Documents, or guarantee, endorse or otherwise become responsible for any other material liability, obligation or indemnity or the obligations of any other Person or other business organization;

(j)	not make any changes to existing accounting policies other than as required by applicable Laws or by Canadian GAAP;

(k)	not pay, discharge or satisfy any material claims, liabilities or obligations other than the payment, discharge or satisfaction, in the ordinary course of business consistent with past practice, of liabilities reflected or reserved against in Meridian’s financial statements or incurred in the ordinary course of business consistent with past practice;

(l)	not commence or settle any litigation, proceeding, claim, action, assessment or investigation involving Meridian or a Meridian Subsidiary before any Governmental Entity, other than in the ordinary course of business;

(m)	not waive, release or amend in any material respect (i) any existing contractual rights in respect of any Meridian material joint ventures or material mineral properties, or (ii) any other material licence, lease, contract or other document, other than in the ordinary course of business consistent with past practice;
(n)	not enter into any interest rate, currency, equity or commodity swaps, hedges, derivatives or other similar financial instruments, other than in the ordinary course of business consistent with past practice;

(o)	not acquire or agree to acquire (by merger, amalgamation, acquisition of stock or assets or otherwise) any Person or other business organization or division or make any investment either by purchase of shares or securities, contributions of capital (other than to wholly-owned subsidiaries of Meridian), property transfer or purchase of any property or assets of any other Person, except for purchases of inventory or equipment in the ordinary course of business consistent with past practice, and except for capital expenditures permitted by Section 5.1(g);

(p)	duly and timely file all material forms, reports, schedules, statements and other documents required to be filed pursuant to any applicable corporate Laws or Applicable Securities Laws;

(q)	promptly notify Yamana orally and in writing of (i) any material adverse change (within the meaning of the Securities Act (Ontario)), on a consolidated basis, in the operation of its businesses or in the operation of its properties and of any material governmental or third party complaints, investigations or hearings (or communications indicating that the same may be contemplated); and (ii) the occurrence, or failure to occur, of any event or state of facts which occurrence or failure would or would be likely to (x) cause any of the representations or warranties of Meridian contained herein to be untrue or inaccurate (without giving effect to, applying or taking into consideration any materiality or Material Adverse Effect qualification already contained within such representation or warranty) in any material respect; or (y) result in the failure in any material respect of Meridian to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied prior to the Effective Time;

(r)	except as contemplated in Section 6.2, not enter into any transaction or perform any act which might interfere with or be materially inconsistent with the successful completion of the acquisition of Shares by Yamana pursuant to the Offer or the successful completion of a Compulsory Acquisition or Subsequent Acquisition Transaction or which would render, or which may reasonably be expected to render, inaccurate in any material respect any of Meridian’s representations and warranties set forth in this Agreement;

(s)	not undertake any reorganization of Meridian and its Subsidiaries or enter into any transaction or series of transactions that would have the effect of preventing Yamana from obtaining a full tax cost “bump” pursuant to paragraph 88(1)(d) of the Income Tax Act (Canada) in respect of the shares of the Meridian Subsidiaries and other non-depreciable capital property directly owned by Meridian on September 24, 2007; and
(t)	not announce an intention, enter into any formal or informal agreement, or otherwise make a commitment to do any of the things prohibited by any of the foregoing subparagraphs.
5.2	Conduct of Business by Yamana
          Yamana covenants and agrees that, prior to the earlier of the Effective Time and the termination of this Agreement, except with the prior written consent of Meridian (not to be unreasonably withheld or delayed) or as otherwise expressly contemplated or permitted by this Agreement, Yamana will, and will cause each of the Yamana Subsidiaries to:
(a)	conduct its and their respective businesses in the ordinary course consistent with past practice in all material respects and to use reasonable best efforts to preserve intact its present business organization and goodwill, to preserve intact their respective real property interests, mining leases, mining concessions, mining claims, exploration permits or prospecting permits or other property, mineral or proprietary interests or rights in good standing, to keep available the services of its officers and employees as a group and to maintain satisfactory relationships with suppliers, distributors, employees and others having business relationships with them;

(b)	not split, consolidate or reclassify any of its outstanding shares nor undertake any other capital reorganization, nor declare, set aside or pay any dividends on or make any other distributions on or in respect of its outstanding shares (other than cash dividends on the Yamana Common Shares in accordance with past practice, including as to the timing of the declaration and payment of any such dividend), nor reduce capital in respect of its outstanding Shares;

(c)	not issue any securities (other than the issuance of Yamana Common Shares upon the exercise of currently outstanding Yamana Options and Yamana Warrants in accordance with their terms, pursuant to this Agreement and pursuant to the Northern Orion Transaction) or redeem, offer to purchase or purchase any of its outstanding Yamana Common Shares;

(d)	except as contemplated in any existing contractual commitments or budgets, or as disclosed in Yamana Public Documents, not acquire or commit to acquire any capital assets or group of related capital assets (through one or more related or unrelated acquisitions), or incur, or commit to, capital expenditures, having a value and/or cost in excess of $10 million in the aggregate;
(e)	not waive, release or amend in any manner which is materially adverse to Meridian or the Meridian Shareholders, the terms of the Northern Orion Transaction;

(f)	duly and timely file all material forms, reports, schedules, statements and other documents required to be filed pursuant to any applicable corporate Laws or Applicable Securities Laws;

(g)	promptly notify Meridian orally and in writing of (i) any material adverse change (within the meaning of the Securities Act (Ontario)), on a consolidated basis, in the operation of its businesses or in the operation of its properties and of any material governmental or third party complaints, investigations or hearings (or communications indicating that the same may be contemplated); and (ii) the occurrence, or failure to occur, of any event or state of facts which occurrence or failure would or would be likely to (x) cause any of the representations or warranties of Yamana contained herein to be untrue or inaccurate (without giving effect to, applying or taking into consideration any materiality or Material Adverse Effect qualification already contained within such representation or warranty) in any material respect; or (y) result in the failure in any material respect of Yamana to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied prior to the Effective Time;

(h)	not enter into any transaction or perform any act which might interfere with or be materially inconsistent with the successful completion of the acquisition of Shares by Yamana pursuant to the Offer or the successful completion of a Compulsory Acquisition or Subsequent Acquisition Transaction or which would render, or which may reasonably be expected to render, inaccurate in any material respect any of Yamana’s representations and warranties set forth in this Agreement; and

(i)	not announce an intention, enter into any formal or informal agreement, or otherwise make a commitment to do any of the things prohibited by any of the foregoing subparagraphs.
ARTICLE 6
OTHER COVENANTS
6.1	Further Assurances
          Subject to the terms and conditions of this Agreement, each party hereto agrees to cooperate in good faith and use all reasonable efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable (a) to consummate and make effective as promptly as is practicable the transactions contemplated by the Offer and this Agreement, (b) for the discharge by each party hereto of its respective obligations under this Agreement and the Offer, including its obligations under Applicable Securities Laws, and (c) to obtain all necessary waivers, consents and approvals and to effect all necessary registrations and filings, including filings under applicable Laws and submissions of information requested by Governmental Entities in connection with transactions contemplated by the Offer and this Agreement including the execution and delivery of such documents as the other party hereto may reasonably require.
6.2	No Solicitations. Opportunity to Match, Etc.
(a)	On and after the date hereof, except as otherwise provided in this Agreement, Meridian shall not, and shall cause each of the Meridian Subsidiaries not to, directly or indirectly, through any officer, director, employee, representative (including for greater certainty any financial or other advisors) or agent of Meridian or any Meridian Subsidiary:
(i)	solicit, assist, initiate, knowingly encourage or otherwise facilitate (including by way of furnishing non-public information, permitting any visit to any facilities or properties of Meridian or any Meridian Subsidiary or Meridian material joint venture (to the extent subject to Meridian’s control), including material mineral properties, or entering into any form of written or oral agreement, arrangement or understanding) any inquiries, proposals or offers regarding (A) any merger, take-over bid, amalgamation, plan of arrangement, business combination, consolidation, recapitalization, liquidation or winding-up in respect of Meridian or any Meridian Subsidiary; (B) any sale or acquisition of all or a material portion of the assets of Meridian on a consolidated basis; (C) any sale or acquisition of all or a material portion of Meridian’s Shares or the shares of any Meridian Subsidiary; (D) any sale by Meridian or any Meridian Subsidiary of an interest in any material joint venture or material mineral property of Meridian; (E) any similar business combination or transaction, of or involving Meridian or any of the Meridian Subsidiaries, other than with Yamana; or (F) any proposal or offer to, or public announcement of an intention to do, any of the foregoing from any Person other than Yamana (an “Acquisition Proposal”);

(ii)	engage in any discussions or negotiations regarding, or provide any confidential information with respect to, any Acquisition Proposal provided that for greater certainty, Meridian may advise any Person making an unsolicited Acquisition Proposal that such Acquisition Proposal does not constitute a Superior Proposal when the Meridian Board of Directors has so determined;

(iii)	withdraw, modify or qualify, or propose publicly to withdraw, modify or qualify, in any manner adverse to Yamana, the approval or recommendation of the Meridian Board of Directors or any committee thereof of this Agreement or the Offer;
(iv)	approve or recommend, or propose publicly to approve or recommend, any Acquisition Proposal; or

(v)	accept or enter into, or publicly propose to accept or enter into, any letter of intent, agreement in principle, agreement, arrangement or undertaking related to any Acquisition Proposal, provided, however, that nothing contained in this Section 6.2(a) or any other provision of this Agreement shall prevent the Meridian Board of Directors from, and the Meridian Board of Directors shall be permitted to:
(X)	withdraw, modify or qualify (or propose to withdraw, modify or qualify) in any manner adverse to Yamana the approval or recommendation of the Offer; or

(Y)	engage in discussions or negotiations with, respond to or provide information pursuant to Section 6.2(d) below to, any Person in response to an Acquisition Proposal made by any such Person, if and only to the extent that: (A) it has received after the date of this Agreement a bona fide written Acquisition Proposal that was not solicited from such Person subsequent to the date hereof (i) to purchase or otherwise acquire, directly or indirectly, by means of a merger, take-over bid, amalgamation, plan of arrangement, business combination or similar transaction, all of the Shares, or all or substantially all of the assets of Meridian and the Meridian Subsidiaries, and offering or making available to all Shareholders the same consideration in form and amount per Share to be purchased or otherwise acquired; (ii) in respect of which any required financing to complete such Acquisition Proposal has been demonstrated to the satisfaction of the Meridian Board of Directors, acting in good faith (after receipt of advice from its financial advisors and outside legal counsel), will be obtained, (iii) that is not subject to any due diligence and/or access condition which would allow access to the books, records, personnel or properties of Meridian, the Meridian Subsidiaries or the Meridian material joint ventures beyond 5:00 p.m. (Toronto time) on the third day after which access is first afforded to the third party making the Acquisition Proposal (provided, however, that the foregoing shall not restrict the ability of such third party to continue to review information provided to it by Meridian during such three day period); and (iv) that the Meridian Board of Directors has determined in good faith (after consultation with its financial advisors and with its outside legal counsel) is reasonably capable of completion without undue delay taking into account all legal, financial, regulatory and other aspects of such Acquisition Proposal and the party making such Acquisition Proposal and such Acquisition Proposal would, if consummated in accordance with its terms (but not assuming away any risk of non-completion), result in a transaction more favourable financially to the Shareholders than the Offer (including any adjustment to the terms and conditions of the Offer proposed by Yamana pursuant to Section 6.2(g) below (any such Acquisition Proposal being referred to herein as a “Superior Proposal”); (B) in the case of Section 6.2(a)(X) above, Meridian shall have complied with all other requirements of Section 6.2(f) below; and (C) the Meridian Board of Directors, after consultation with outside legal counsel, determines in good faith that the failure to take such action would be inconsistent with its fiduciary duties.
(b)	Meridian will immediately cease and cause to be terminated any existing solicitation, discussion or negotiation with any Person (other than Yamana) by Meridian or any Meridian Subsidiary or any of its or their officers, directors, employees, representatives or agents with respect to any potential Acquisition Proposal, whether or not initiated by Meridian or any Meridian Subsidiaries or any of its or their officers, directors, employees, representatives or agents, and, in connection therewith, Meridian will discontinue access to any data rooms (virtual or otherwise). Meridian shall not release any third party from any confidentiality agreement or standstill agreement (except to allow such party to propose an Acquisition Proposal), provided that the foregoing shall not prevent the Meridian Board of Directors from considering and accepting any new Acquisition Proposal that is determined to be a Superior Proposal that might be made by any such third party, provided that the remaining provisions of this Agreement are complied with. Within five business days from the date hereof, Meridian shall request the return or destruction of all information provided to any third parties who have entered into a confidentiality agreement with Meridian relating to any potential Acquisition Proposal and shall use all reasonable efforts to ensure that such requests are honoured in accordance with the terms of such confidentiality agreements.

(c)	From and after the date of this Agreement, Meridian shall promptly (and in any event within 24 hours after it has received any proposal, inquiry, offer or request) notify Yamana, at first orally and then in writing, of any proposal, inquiry, offer (or any amendment thereto) or request relating to or constituting a bona fide Acquisition Proposal, any request for discussions or negotiations, and/or any request for non-public information relating to Meridian or any Meridian Subsidiary or Meridian material joint venture or material mineral property of which Meridian’s directors, officers, employees, representatives or agents are or become aware, or any amendments to the foregoing. Such notice shall include a description of the terms and conditions of, and the identity of the Person making, any proposal, inquiry, offer (including any amendment thereto) or request, and shall include copies of any such proposal, inquiry, offer or request or any amendment to any of the foregoing. Meridian shall also provide such other details of the proposal, inquiry, offer or request, or any amendment to the foregoing, as Yamana may reasonably request. Meridian shall keep Yamana promptly and fully informed of the status, including any change to the material terms, of any such proposal, inquiry, offer or request, or any amendment to the foregoing, and will respond promptly to all inquiries by Yamana with respect thereto.
(d)	If Meridian receives a request for material non-public information from a party who, on an unsolicited basis, proposes to Meridian a bona fide Acquisition Proposal and (x) the Meridian Board of Directors determines, in good faith, after the receipt of advice from its financial advisors that such Acquisition Proposal would, if consummated in accordance with its terms, result in, or would reasonably be expected to lead to, a transaction more favourable financially to the Shareholders than the Offer; and (y) in the opinion of the Meridian Board of Directors, acting in good faith and on advice from their outside legal advisors, the failure to provide such party with access to information regarding Meridian would be inconsistent with the fiduciary duties of the Meridian Board of Directors, then, and only in such case, Meridian may provide such party with access to information regarding Meridian, subject to the execution of a confidentiality agreement provided however that Meridian sends a copy of any such confidentiality agreement to Yamana promptly upon its execution and Yamana is provided with a list of or copies of the information provided to such person and is immediately provided with access to similar information to which such person was provided.

(e)	Meridian shall ensure that its officers, directors, employees, representatives and agents, and the Meridian Subsidiaries and their officers, directors, employees, representatives and agents, are aware of the provisions of Sections 6.2(a) to 6.2(d) hereof and Meridian shall be responsible for any breach of this Section 6.2 by such officers, directors, employees, representatives or agents.

(f)	Meridian shall not accept, approve or recommend, nor enter into any agreement (other than a confidentiality agreement contemplated by Section 6.2(d)) relating to, an Acquisition Proposal unless:
(i)	the Acquisition Proposal constitutes a Superior Proposal;

(ii)	Meridian has complied with Sections 6.2(a) through 6.2(g), inclusive;

(iii)	Meridian has provided Yamana with notice in writing that there is a Superior Proposal together with all documentation related to and detailing the Superior Proposal (including a copy of the confidentiality agreement between Meridian and the Person making the Superior Proposal if not previously delivered) at least five business days prior to the date on which the Meridian Board of Directors proposes to accept, approve, recommend or to enter into any agreement relating to such Superior Proposal;

(iv)	five business days shall have elapsed from the later of the date Yamana received the notice referred to in Section 6.2(f)(iii) from Meridian and the date Yamana received a copy of the notice in respect of the Acquisition Proposal and, if Yamana has proposed to amend the terms of the Offer in accordance with Section 6.2(g), the Meridian Board of Directors (after receiving advice from its financial advisors and outside legal counsel) shall have determined in good faith that the Acquisition Proposal is a Superior Proposal compared to the proposed amendment to the terms of the Offer by Yamana; and

(v)	Meridian concurrently terminates this Agreement pursuant to Section 7.1(h).
(g)	Meridian acknowledges and agrees that, during the five business day period referred to in Section 6.2(f)(iii) and Section 6.2(f)(iv) or such longer period as Meridian may approve for such purpose, Yamana shall have the opportunity, but not the obligation, to propose to amend the terms of the Offer. The Meridian Board of Directors will review any proposal by Yamana to amend the terms of the Offer in order to determine, in good faith in the exercise of its fiduciary duties and consistent with 6.2(a), whether Yamana’s proposal to amend the Offer would result in the Acquisition Proposal not being a Superior Proposal compared to the proposed amendment to the terms of the Offer.
The Meridian Board of Directors shall promptly reaffirm its recommendation of the Offer by press release after: (x) any Acquisition Proposal (which is determined not to be a Superior Proposal) is publicly announced or made; or (y) the Meridian Board of Directors determines that a proposed amendment to the terms of the Offer would result in the Acquisition Proposal not being a Superior Proposal, and Yamana has so amended the terms of the Offer. Yamana and its counsel shall be given a reasonable opportunity to review and comment on the form and content of any such press release, recognizing that whether or not such comments are appropriate will be determined by Meridian, acting reasonably.
Nothing in this Agreement shall prevent the Meridian Board of Directors from responding through a directors’ circular or otherwise as required by Applicable Securities Laws to an Acquisition Proposal that it determines is not a Superior Proposal; without limiting the generality of this provision, the Meridian Board of Directors shall be permitted to comply with Rule 14d-9 and Rule 14e-2(a) or Item 1012(a) of Regulation M-A under the 1934 Act with regard to any Acquisition Proposal. Yamana and its counsel shall be given a reasonable opportunity to review and comment on the form and content of any such directors’ circular, recognizing that whether or not such comments are appropriate will be determined by Meridian, acting reasonably.

Meridian also acknowledges and agrees that each successive modification of any Acquisition Proposal shall constitute a new Acquisition Proposal for purposes of this Section 6.2 above.
6.3	Notification of Certain Matters
          Each party shall give prompt notice to the other of: (a) the occurrence or failure to occur of any event, which occurrence or failure would cause or may cause any representation or warranty on its part contained in this Agreement to be untrue or inaccurate in any material respect at any time from the date hereof to the Effective Time; and (b) any failure of such party, or any officer, director, employee, representative or agent thereof, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder.
6.4	Investigation by Yamana
          Upon reasonable notice, and subject to the terms of a confidentiality agreement entered into between Meridian, Yamana and Northern Orion dated September 21, 2007 (the “Confidentiality Agreement”), Meridian agrees to provide Yamana and its representatives with reasonable access (without disruption to the conduct of Meridian’s business) during normal business hours to all books, records, information, corporate charts, tax documents, filings, memoranda, working papers and files and all other materials in its possession and control, including material contracts and joint venture agreements, and access to the personnel of Meridian and the Meridian Subsidiaries on an as reasonably requested basis as well as reasonable access to the properties of Meridian and the Meridian Subsidiaries in order to allow Yamana to conduct such investigations as Yamana may consider necessary or advisable to confirm the accuracy of Meridian’s representations and warranties, for strategic planning and integration, for the structuring of any Pre-Acquisition Reorganization and for any other reasons reasonably relating to the combination of Meridian and Yamana, and further agrees to assist Yamana in all reasonable ways in any such due diligence investigations which Yamana may wish to conduct. Nothing in the foregoing or any other provision of this Agreement shall require Meridian to disclose information which it is prohibited from disclosing pursuant to a written confidentiality agreement or confidentiality provision of an agreement with a third party or to provide Yamana with access to any property where Meridian is contractually or legally prohibited from doing so. Any such investigation by Yamana and its advisors shall not mitigate, diminish or affect the representations and warranties of Meridian contained in this Agreement or any document or certificate given pursuant hereto.
6.5	Investigation by Meridian
          Upon reasonable notice, and subject to the terms of the Confidentiality Agreement, Yamana agrees to provide Meridian and its representatives with reasonable access (without disruption to the conduct of Yamana’s business) during normal business hours to all books, records, information, corporate charts, tax documents, filings, memoranda, working papers and files and all other materials in its possession and control, including material contracts and joint venture agreements, and access to the personnel of Yamana and the Yamana Subsidiaries on an as reasonably requested basis as well as reasonable access to the properties of Yamana and the Yamana Subsidiaries in order to allow Meridian to conduct such investigations as Meridian may consider necessary or advisable to confirm the accuracy of Yamana’s representations and warranties and for any other reasons reasonably relating to the combination of Meridian and Yamana. Yamana further agrees to use commercially reasonable efforts to assist Meridian and its representatives in obtaining reasonable access (without disruption to the conduct of Northern Orion’s business) during normal business hours, to all books, records, information, corporate charts, tax documents, filings, memoranda, working papers and files and all other materials of Northern Orion, including material contracts and joint venture agreements, and access to the personnel of Northern Orion on an as reasonably requested basis as well as reasonable access to the properties of Northern Orion in order to allow Meridian to conduct such investigations as Meridian may consider necessary or advisable, acting reasonably. Nothing in the foregoing or any other provision of this Agreement shall require Yamana to disclose information which it is prohibited from disclosing pursuant to a written confidentiality agreement or confidentiality provision of an agreement with a third party or to provide Meridian with access to any property where Yamana is contractually or legally prohibited from doing so. Any such investigation by Meridian and its advisors shall not mitigate, diminish or affect the representations and warranties of Yamana contained in this Agreement or any document or certificate given pursuant hereto.
6.6	Officers’ and Directors’ Insurance and Indemnification
(a)	From and after the Effective Time, Yamana agrees that for the period from the Effective Time until six years after the Effective Time, Yamana will cause Meridian or any successor to Meridian to maintain Meridian’s current directors’ and officers’ insurance policy or a policy reasonably equivalent subject in either case to terms and conditions no less advantageous to the directors and officers of Meridian than those contained in the policy in effect on the date hereof (“Equivalent Insurance”), for all present and former directors and officers of Meridian and the Meridian Subsidiaries. Alternatively, Meridian or Yamana may purchase as an extension to Meridian’s current insurance policies, run-off insurance providing such coverage for such persons on terms comparable to those contained in Meridian’s current insurance policies.

(b)	Yamana agrees that all rights to indemnification or exculpation existing in favour of the directors or officers of Meridian or any subsidiary of Meridian as at the date of the Confidentiality Agreement (the “Meridian D&O Rights”) as provided in Meridian’s articles or by-laws or as disclosed in writing to Yamana shall survive the transactions contemplated hereby and shall continue in full force and effect for a period of not less than six years from the Effective Time. For a period of six years from the Effective Time, Yamana will, or will cause Meridian to, perform the obligations of Meridian under the Meridian D&O Rights.

(c)	From and after the Effective Time, Yamana agrees that it will cause Meridian to satisfy all existing contractual commitments between Meridian and any of its officers, directors or employees with respect to any bonus, target bonus, profit sharing, incentive, salary or other compensation, equity based award, pension, retirement, deferred compensation, severance, change in control, employment or other employee benefit plan, agreement, award or arrangement for the benefit or welfare of any officer, director or employee, or similar rights or other benefits in existence as of the date of this Agreement.
6.7	Required Securities Laws Approvals
          Yamana will promptly take such action, including obtaining any exemption orders, consents or approvals or filing any such documents, as may be required under Applicable Securities Laws to permit Yamana to make the Offer and perform Yamana’s other obligations hereunder, and Meridian shall cooperate in good faith in connection with any such action by Yamana.
6.8	Reorganization
          Meridian agrees that, upon request by Yamana, Meridian shall (i) effect such reorganizations of its business, operations and assets or such other transactions as Yamana may request, acting reasonably (each a “Pre-Acquisition Reorganization”) and (ii) co-operate with Yamana and its advisors in order to determine the nature of the Pre-Acquisition Reorganizations that might be undertaken and the manner in which they might most effectively be undertaken; provided that the Pre-Acquisition Reorganizations are not prejudicial to Meridian in any material respect and (A) do not result in any breach by Meridian of (i) any existing contract or commitment of Meridian; or (ii) any Law; or (B) would not reasonably be expected to impede or delay Yamana’s ability to take up and pay for the Shares tendered to the Offer. Yamana shall provide written notice to Meridian of any proposed Pre-Acquisition Reorganization at least five business days prior to the Expiry Time. Upon receipt of such notice, Yamana and Meridian shall work co-operatively and use commercially reasonable efforts to prepare prior to the Expiry Time all documentation necessary and do all such other acts and things as are necessary to give effect to such Pre-Acquisition Reorganization. Yamana agrees to waive any breach of a representation, warranty or covenant by Meridian where such breach is a result of an action taken by Meridian in good faith pursuant to a request by Yamana in accordance with this Section 6.8 above. The completion of any such Pre-Acquisition Reorganization shall be subject to the satisfaction or waiver by Yamana of the conditions to the Offer set forth in Schedule A and shall be effected immediately prior to any take-up by Yamana of Shares tendered to the Offer. If Yamana does not take up and pay for the Shares tendered to the Offer, Yamana shall indemnify Meridian for any and all losses, costs and expenses, including reasonable legal fees and disbursements, incurred in connection with any proposed Pre-Acquisition Reorganization.

ARTICLE 7
TERMINATION, AMENDMENT AND WAIVER
7.1	Termination
          This Agreement may be terminated at any time prior to the Effective Time:
(a)	by mutual written consent of Yamana and Meridian;

(b)	by Meridian, if Yamana does not mail the Notice of Variation and Extension by the Latest Mailing Time;

(c)	by Yamana prior to the Latest Mailing Time, if any condition to amending the Original Offer set out in Section 2.1(h)(ii), (iii), (iv), (v) or (vii) for Yamana’s benefit is not satisfied or waived by such date other than as a result of Yamana’s default hereunder;

(d)	by Yamana if the Minimum Deposit Condition or any other condition of the Offer shall not be satisfied or waived at the Expiry Time of the Offer, as such Expiry Time may be extended by Yamana in its sole discretion pursuant hereto, and Yamana shall not elect to waive such condition to the extent permitted by this Agreement;

(e)	by Yamana or Meridian, if Yamana does not take up and pay for the Shares deposited under the Offer by a date that is 60 days following the date of the mailing of the Notice of Variation and Extension (the “Outside Date”), otherwise than as a result of the material breach by such party of any material covenant or obligation under this Agreement or as a result of any representation or warranty made by such party in this Agreement being untrue or incorrect (without giving effect to, applying or taking into consideration any materiality or Material Adverse Effect qualification already contained within such representation or warranty) where such inaccuracies in the representations and warranties, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect in respect of such party; provided, however, that if Yamana’s take up and payment for Shares deposited under the Offer is delayed by (i) an injunction or order made by a Governmental Entity of competent jurisdiction, or (ii) Yamana not having obtained any waiver, consent or approval of any Governmental Entity which is necessary to permit Yamana to take up and pay for Shares deposited under the Offer, then, provided that such injunction or order is being contested or appealed or such waiver, consent or approval is being actively sought, as applicable, this Agreement shall not be terminated by Meridian pursuant to this Section 7.1(e) until the earlier of (A) the 120th day after the Notice of Variation and Extension is mailed and (B) the fifth business day following the date on which such injunction or order ceases to be in effect or such waiver, consent or approval is obtained, as applicable;

(f)	prior to any acquisition of Shares in the Offer by either Meridian or Yamana, if the other party is in material default of a material covenant or obligation under this Agreement or if any representation or warranty made by the other party in this Agreement shall have been at the date hereof or shall have become untrue or incorrect (without giving effect to, applying or taking into consideration any materiality or Material Adverse Effect qualification already contained within such representation or warranty) where such inaccuracies in the representations and warranties, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect in respect of such other party, and such default or inaccuracy is not curable or, if curable, is not cured by the earlier of the date which is 30 days from the date of written notice of such breach and the Expiry Time;

(g)	prior to any acquisition of Shares in the Offer by Yamana, if: (i) the Meridian Board of Directors or any committee thereof fails to publicly recommend or reaffirm its approval of the Offer within two calendar days of any written request by Yamana when required to do so pursuant to Section 6.2(g) (or, in the event that the Offer shall be scheduled to expire within such two calendar day period, prior to the scheduled expiry of the Offer), (ii) the Meridian Board of Directors or any committee thereof withdraws, modifies, changes or qualifies its approval or recommendation of this Agreement or the Offer in any manner adverse to Yamana; or (iii) the Meridian Board of Directors or any committee thereof recommends or approves or publicly proposes to recommend or approve a Superior Proposal; and

(h)	prior to any acquisition of Shares in the Offer by Meridian, if Meridian proposes to enter into a definitive agreement with respect to a Superior Proposal in compliance with the provisions of Section 6.2(f), provided that Meridian has not breached any of its covenants, agreements or obligations in this Agreement.
7.2	[INTENTIONALLY DELETED]
7.3	Effect of Termination
          Upon termination of this Agreement, neither party shall have any obligation to the other, except that nothing contained herein shall relieve or have the effect of relieving any party in any way from liability for damages incurred or suffered by a party as a result of an intentional or wilful breach of this Agreement, including the intentional or wilful making of a misrepresentation in this Agreement (including the Schedules hereto). Nothing herein shall preclude a party from seeking injunctive relief to restrain any breach or threatened breach of the covenants or agreements set forth in this Agreement or otherwise to obtain specific performance of any such covenants or agreements, without the necessity of posting bond or security in connection therewith.

7.4	Amendment
          This Agreement may not be amended except by an instrument signed by each of the parties hereto.
7.5	Waiver
          At any time prior to the termination of this Agreement pursuant to Section 7.1, any party hereto may: (a) extend the time for the performance of any of the obligations or other acts of any other party hereto; or (b) waive compliance with any of the agreements of the other party or with any conditions to its own obligations, in each case only to the extent such obligations, agreements and conditions are intended for its benefit.
ARTICLE 8
GENERAL PROVISIONS
8.1	Advisors
          Yamana and Meridian represent and warrant to each other that, with the exception of Genuity Capital Markets, Canaccord Capital Corporation and J. P. Morgan and their respective affiliates, for whose fees and expenses Yamana shall be solely liable, and BMO Nesbitt Burns Inc. and Goldman, Sachs & Co. and their respective affiliates, for whose fees and expenses Meridian shall be solely liable, no securityholder, director, officer, employee, consultant, broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission, or to the reimbursement of any of its expenses, in connection with the Offer or any similar transaction based upon arrangements made by or on behalf of Yamana or Meridian, as the case may be.
8.2	Public Statements
          Except as required by applicable Law or applicable stock exchange requirements, neither Yamana nor Meridian shall make any public announcement or statement with respect to the Offer or this Agreement without the approval of Meridian or Yamana, respectively, such approval not to be unreasonably withheld or delayed, except to the extent necessary to comply with Law or applicable stock exchange requirements. Moreover, in any event, each party agrees to give prior notice to the other of any public announcement relating to the Offer or this Agreement and agrees to consult with each other prior to issuing each such public announcement. Each of Yamana and Meridian agrees that, promptly after the entering into of this Agreement, it shall issue a press release announcing the entering into of this Agreement and, in the case of Yamana, its intention to amend the Offer, which press release shall, in each case, be satisfactory in form and substance to the other party, acting reasonably.
8.3	Notices
          Any notice, consent, waiver, direction or other communication required or permitted to be given under this Agreement by a party shall be in writing and may be given by delivering same or sending same by facsimile transmission or by delivery addressed to the party to which the notice is to be given at its address for service herein. Any notice, consent, waiver, direction or other communication aforesaid shall, if delivered, be deemed to have been given and received on the date on which it was delivered to the address provided herein (if a business day, if not, the next succeeding business day) and if sent by facsimile transmission be deemed to have been given and received at the time of receipt (if a business day, if not the next succeeding business day) unless actually received after 4:30 p.m. (Toronto time) at the point of delivery in which case it shall be deemed to have been given and received on the next business day.
          The address for service for each of the parties hereto shall be as follows:
(a)	if to Meridian:

Meridian Gold Inc. 9670 Gateway Dr. Reno, Nevada 89521

Attention: Edward C. Dowling, President and Chief Executive Officer Fax: (775) 850-3733
with a copy to (which shall not constitute service):

Fraser Milner Casgrain LLP 1 First Canadian Place 39th Floor 100 King Street West Toronto, ON M5X 1B2

Attention: John Sabine Fax: (416) 863-4592

and with a copy to (which shall not constitute service):

Skadden, Arps, Slate, Meagher & Flom LLP 222 Bay Street, Suite 1750, P.O. Box 258 Toronto, ON M5K IJ5

Attention: Christopher Morgan Fax: (416) 777-4747

and with a copy to (which shall not constitute service):

Skadden, Arps, Slate, Meagher & Flom LLP 525 University Avenue, Suite 1100 Palo Alto, California 94301

Attention: Marc R. Packer Fax: (888) 329-8860
(b)	if to Yamana:

Yamana Gold Inc. 150 York Street, Suite 1102 Toronto, ON M5H 3S5

Attention: Peter Marrone, Chairman and Chief Executive Officer Fax: (416) 815-0220
with a copy to (which shall not constitute service):

Cassels Brock & Blackwell LLP 2100 Scotia Plaza 40 King Street West Toronto, ON M5H 3C2

Attention: Mark Bennett Fax: (416) 350-6933
with a copy to (which shall not constitute service):

Dorsey & Whitney LLP 161 Bay Street, Suite 4310 Toronto, ON M5J 2S1 Attention: Gil Cornblum Fax: (416) 367-7371
8.4	Currency
          Unless otherwise indicated, all dollar amounts referred to in this Agreement are expressed in Canadian dollars.

8.5	Severability
          If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated and the parties shall negotiate in good faith to modify the agreement to preserve each party’s anticipated benefits under this Agreement.
8.6	Entire Agreement Assignment and Governing Law
          This Agreement and the Confidentiality Agreement (together with all other documents and instruments referred to herein) constitute the entire agreement and supersede all other prior agreements and undertakings, both written and oral, among the parties with respect to the subject matter hereof.
          This Agreement: (a) is not intended to confer upon any other Person any rights or remedies hereunder other than the officers and directors or former officers and directors of Meridian and Meridian Subsidiaries, who shall be entitled to be treated as third party beneficiaries of this Agreement solely with respect to Section 6.6; (b) shall not be assigned by operation of Law or otherwise; and (c) shall be governed in all respects, including validity, interpretation and effect, by the Laws of the Province of Ontario and the federal Laws of Canada applicable therein, without giving effect to any principles of conflict of Laws thereof which would result in the application of the Laws of any other jurisdiction, and all actions and proceedings arising out of or relating to this Agreement shall be heard and determined exclusively in the courts of the Province of Ontario.
8.7	Counterparts
          This Agreement may be executed in any number of counterparts, each of which shall be deemed to be original and all of which taken together shall be deemed to constitute one and the same instrument, and it shall not be necessary in making proof of this Agreement to produce more than one counterpart.
[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

          IN WITNESS WHEREOF, this Agreement has been executed and delivered as of the date first above written, by the duly authorized representatives of the parties hereto.

YAMANA GOLD INC.
by	/s/ Peter Marrone
	Name:	Peter Marrone
	Title:	Chairman and Chief Executive Officer

MERIDIAN GOLD INC.
by	/s/ Edward C. Dowling
	Name:	Edward C. Dowling
	Title:	President and Chief Executive Officer

Schedule A
CONDITIONS TO THE OFFER
          Notwithstanding any other provision of this Agreement or the Offer and subject to applicable Law, Yamana will have the right to withdraw the Offer and not take up, purchase or pay for, and shall have the right to extend the period of time during which the Offer is open and postpone taking up and paying for any Shares deposited pursuant to the Offer, unless all of the following conditions are satisfied or waived by Yamana at or before the Expiry Time:
(a)	there shall have been validly deposited pursuant to the Offer and not withdrawn at the Expiry Time that number of Shares which constitutes at least 50.1% of the Shares outstanding calculated on a fully diluted basis (the “Minimum Deposit Condition”);

(b)	the conditions to the completion of the Northern Orion Transaction shall have been satisfied or waived;

(c)	any government or regulatory approvals, waiting or suspensory periods (and any extensions thereof), waivers, permits, consents, reviews, sanctions, orders, rulings, decisions, declarations, certificates and exemptions (including, among others, those of any stock exchanges or other securities or regulatory authorities) that are, in Yamana’s reasonable discretion, necessary to complete the Offer, any Compulsory Acquisition or any Subsequent Acquisition Transaction shall have been obtained, received or concluded or, in the case of waiting or suspensory periods, expired or been terminated, each on terms and conditions satisfactory to Yamana in its reasonable discretion;

(d)	this Agreement shall not have been terminated by Meridian or Yamana in accordance with its terms;

(e)	no act, action, suit or proceeding shall have been taken or threatened in writing or be pending before or by any Governmental Entity or by any elected or appointed public official or private person (including, without limitation, any individual, company, firm, group or other entity), whether or not having the force of Law:

(i) seeking to prohibit, restrict or impose material limitations or conditions on: (A) the acquisition by, or sale to, Yamana of any Shares, (B) the take-up or acquisition of Shares by Yamana, (C) the issuance and delivery of Yamana Common Shares or the delivery of cash in consideration for Shares taken up or acquired by Yamana, (D) the ability of Yamana to acquire or hold, or exercise full rights of ownership of, any Shares, (E) the ownership or operation or effective control by Yamana of any material portion of the business or assets of Meridian or its affiliates or subsidiaries or to compel Yamana or its affiliates or subsidiaries to dispose of or hold separate any material portion of the business or assets of Meridian or any of its affiliates or subsidiaries as a result of the Offer, or (F) the ability of Yamana and its affiliates and subsidiaries to complete any Compulsory Acquisition, Subsequent Acquisition Transaction or the Northern Orion Transaction; or

(ii) seeking to obtain from Yamana or any of its subsidiaries or Meridian or any of its subsidiaries any damages directly or indirectly in connection with the Offer (or any Compulsory Acquisition or any Subsequent Acquisition Transaction);

which, if successful, would be reasonably likely to result in a Material Adverse Effect on either Meridian and/or Yamana or any of their respective affiliates or subsidiaries, taken as a whole, if the Offer or the Northern Orion Transaction were consummated;

(f)	there shall not be in effect or threatened in writing any temporary restraining order, preliminary or permanent injunction, cease trade order or other order, decree or judgment issued by any Governmental Entity or other legal restrain or prohibition, including the existence or proposal of any Law challenging (i) the Offer or preventing the completion of the Offer or the acquisition of Shares under the Offer, or any Compulsory Acquisition, Subsequent Acquisition Transaction, (ii) the Northern Orion Transaction; (iv) the ability of Yamana to acquire or hold, or exercise full rights of ownership of, any Shares, (v) the ownership or operation or effective control by Yamana of any material portion of the business or assets of Meridian or its affiliates or subsidiaries or compelling Yamana or its affiliates or subsidiaries to dispose of or hold separate any material portion of the business or assets of Meridian or any of its affiliates or subsidises as a result of the Offer;

(g)	there shall not have occurred any change, effect, event, circumstance or occurrence on or after September 24, 2007, that, when considered either individually or in the aggregate, has or would reasonably be expected to have had a Material Adverse Effect on Meridian;

(h)	all representations and warranties made by Meridian in this Agreement shall be true and correct at and as of the Expiry Time as if made at and as of such time (except for those expressly stated to speak at or as of an earlier time) without giving effect to, applying or taking into consideration any materiality or Material Adverse Effect qualification already contained within such representation and warranty, where such inaccuracies in the representations and warranties, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect in respect of Meridian or materially and adversely affect the ability of Yamana to proceed with the Offer, any Compulsory Acquisition or Subsequent Acquisition Transaction or the Northern Orion Transaction;

(i)	Meridian shall have complied in all material respects with its covenants and obligations under this Agreement to be complied with at or prior to the Expiry Time;

(j)	there shall not have occurred or been threatened on or after the date of the Offer: (i) any general suspension of trading in, or limitation on prices for, securities on the TSX or the NYSE; (ii) any extraordinary adverse change in the financial markets in Canada or the United States; or (iii) a declaration of a banking moratorium or any suspension of payments in respect of banks in Canada or the United States.
          The foregoing conditions are for the exclusive benefit of Yamana and may be waived by it in whole or in part by Yamana at any time without prejudice to any other rights which Yamana may have. The foregoing conditions may be asserted by Yamana regardless of the circumstances giving rise to any such condition (other than a default by Yamana). The failure by Yamana at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed to be an ongoing right that may be asserted at any time and from time to time.

Schedule B
REPRESENTATIONS AND WARRANTIES OF YAMANA
1.	Organization
          Yamana and each Yamana Subsidiary has been duly incorporated or formed under all applicable Laws of its jurisdiction of incorporation or formation, is validly existing and has all necessary corporate power, authority, and capacity to own its property and assets and to carry on its business as currently owned and conducted. Yamana’s percentage of ownership of all Yamana Subsidiaries described in the Yamana Public Documents is as set out in the Yamana Public Documents. There are no outstanding options, rights, entitlements, understandings or commitments (contingent or otherwise) providing to any third party the right to acquire any such shares or other ownership interests in any of the Yamana Subsidiaries. Yamana does not have any material joint ventures.
2.	Capitalization
          The authorized capital of Yamana consists of an unlimited number of Yamana Common Shares and unlimited number of preference shares, of which no preference shares are outstanding. As at September 21, 2007 there were (i) issued and outstanding 355,698,258 Yamana Common Shares; (ii) an aggregate of 16,839,080 Yamana Common Shares set aside for issue under the Yamana Warrants; and (iii) Yamana Options to acquire an aggregate of 10,150,249 Yamana Common Shares. Except for the Yamana Options, the Yamana Warrants and except as pursuant to the Original Offer, there are no options, warrants, conversion privileges or other rights, agreements, arrangements or commitments (pre-emptive, contingent or otherwise) obligating Yamana or any Yamana Subsidiary to issue or sell any shares of Yamana or securities or obligations of any kind convertible into or exchangeable for any shares of Yamana. All outstanding Yamana Common Shares and the outstanding shares of the Yamana Subsidiaries have been authorized and are validly issued and outstanding as fully paid and non-assessable shares, free of pre-emptive rights, to the extent such a concept exists under applicable Law. All of the outstanding shares of Yamana Subsidiaries are owned directly or indirectly by Yamana. The Yamana Shares to be issued in accordance with the Offer, any Subsequent Acquisition Transaction or otherwise pursuant to this Agreement, have been duly authorized and, when issued, will be issued as fully paid and non-assessable shares in the capital of Yamana, and will not be subject to any pre-emptive rights.
3.	Authority and No Violation
     (a) Yamana has the necessary corporate power, authority and capacity to enter into this Agreement and to perform its obligations hereunder. The execution and delivery of this Agreement by Yamana and the consummation by Yamana of the Offer have been duly authorized by its board of directors and no other corporate proceedings on its part are necessary to authorize this Agreement or the Offer, other than with respect to the Notice of Variation and Extension and other matters relating solely thereto. This Agreement has been duly executed and delivered by Yamana and constitutes a legal, valid and binding obligation of Yamana, enforceable against it in accordance with its terms, subject to bankruptcy, insolvency and other applicable Laws affecting creditors’ rights generally, and to general principles of equity.
     (b) The authorization of this Agreement, the execution and delivery by Yamana of this Agreement and the performance by it of its obligations under this Agreement, and the consummation of the Offer, will not:
(i)	result (with or without notice or the passage of time) in a violation or breach of or constitute a default under any provision of:
(A)	its or any Yamana Subsidiary’s certificate of incorporation, articles, by-laws or other charter documents;

(B)	any applicable Laws, except to the extent that the violation or breach of, or default under, any applicable Laws, would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to Yamana; or

(C)	any note, bond, mortgage, indenture, contract, licence, permit or government grant to which Yamana or any Yamana Subsidiary is party or by which it is bound, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to Yamana;
(ii)	give rise to any right of termination, acceleration or cancellation of indebtedness of Yamana or any Yamana Subsidiary, or cause any such indebtedness to come due before its stated maturity;

(iii)	give rise to any rights of first refusal or trigger any change in control provisions or any restriction or limitation under any such note, bond, mortgage, indenture, contract, license, franchise or permit, or result in the imposition of any encumbrance, charge or lien upon any of Yamana’s assets or the assets of any Yamana Subsidiaries, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to Yamana; or

(iv)	result in the imposition of any Encumbrance or Encumbrances upon any assets of Yamana or any Yamana Subsidiary, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to Yamana.

4.	Public Filings
          Yamana has filed all documents or information (the “Yamana Public Documents”) required to be filed by it under Applicable Securities Laws or with the TSX or NYSE since January 1, 2007. All such Yamana Public Documents, as of their respective dates, did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading as at the time at which they were filed with applicable securities regulatory authorities. All of the Yamana Public Documents, as of their respective dates (and as of the dates of any amendments thereto), complied as to form in all material respects with the requirements of Applicable Securities Laws or were amended on a timely basis to correct deficiencies identified by securities commissions or similar securities regulatory authorities. Yamana has not filed any confidential material change report with any securities regulatory authority that at the date hereof remains confidential.
5.	Financial Statements
          The audited consolidated financial statements of Yamana (including any related notes thereto) for the fiscal year ended December 31, 2006 and 2005, and the interim consolidated financial statements of Yamana (including any related notes thereto) for the period ended June 30, 2007 have been prepared in accordance with Canadian GAAP and all applicable Laws and present fairly, in all material respects, the assets, liabilities (whether accrued, absolute, contingent or otherwise) and financial condition of Yamana and the Yamana Subsidiaries on a consolidated basis as at the respective dates indicated and for the periods covered thereby applied on a basis consistent with the immediately prior period and throughout the periods indicated (except as may be indicated expressly in the notes thereto) and, in the case of unaudited statements, subject to normal, recurring year-end adjustments that are not material.
6.	Books and Records
          The financial books, records and accounts of Yamana and, each of the Yamana Subsidiaries, in all material respects: (i) have been maintained in accordance with accounting principles generally accepted in the country of domicile of each such entity on a basis consistent with prior years; (ii) are stated in reasonable detail and accurately and fairly reflect the material transactions and dispositions of the assets of Yamana and the Yamana Subsidiaries; and (iii) accurately and fairly reflect the basis for Yamana financial statements.
7.	Absence of Certain Changes or Events
          Since December 31, 2006, except as disclosed in the Yamana Public Documents, (i) each of Yamana and the Yamana Subsidiaries has conducted its business only in the ordinary course of business consistent with past practice; and (ii) there have not occurred any Material Adverse Effect with respect to Yamana.

8.	Litigation
     (a) Except as disclosed in the Yamana Public Documents, there is no claim, action, proceeding or, to the knowledge of Yamana, investigation that has been commenced or, to the knowledge of Yamana, threatened against Yamana or any Yamana Subsidiary or affecting any of its property or assets before any Governmental Entity which, if determined adversely to Yamana or the Yamana Subsidiary, as the case may be, would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to Yamana.
     (b) There is no claim, action, proceeding or, to the knowledge of Yamana, investigation that has been commenced or, to the knowledge of Yamana, threatened against Yamana or any Yamana Subsidiary or affecting any of its property or assets before any Governmental Entity which, if determined adversely to Yamana or the Yamana Subsidiary, as the case may be, would, individually or in the aggregate, reasonably be expected to prevent or materially delay the consummation of the Offer, a Compulsory Acquisition or a Subsequent Acquisition Transaction.
     (c) Neither Yamana nor any of the Yamana Subsidiaries is subject to any outstanding judgment, order, writ, injunction or decree which would reasonably be expected to have a Material Adverse Effect with respect to Yamana.
9.	Mineral Reserves and Resources
          The estimated proven and probable mineral reserves and estimated indicated, measured and inferred mineral resources disclosed in the Yamana Public Documents as of year-end 2006 have been prepared and disclosed in all material respects in accordance with accepted engineering practices and all applicable Laws. There has been no material reduction in the aggregate amount of estimated mineral reserves, estimated mineral resources or mineralized material of Yamana and the Yamana Subsidiaries, taken as a whole, from the amounts disclosed in the Yamana Public Documents as of December 31, 2006.
10.	Financing Arrangements
          Yamana has made adequate arrangements to ensure that the required funds are available to effect payment in full of the cash consideration for all of the Shares acquired pursuant to the Offer and the Northern Orion Transaction.
11.	Northern Orion Transaction
          Northern Orion has confirmed in writing to Yamana that it will not seek to obtain the approval of its shareholders to the Northern Orion Transaction as a result of the amended Offer. Yamana and Northern Orion have waived the condition set out in Section 5.01(e) of the Northern Orion Agreement.

Schedule C
REPRESENTATIONS AND WARRANTIES OF MERIDIAN
          Except as disclosed in writing to Yamana prior to the execution and delivery of this Agreement:
1.	Organization
          Meridian and each Meridian Subsidiary and each material joint venture of Meridian that is incorporated has been duly incorporated or formed under all applicable Laws of its jurisdiction of incorporation or formation, is validly existing and has all necessary corporate power, authority, and capacity to own its property and assets and to carry on its business as currently owned and conducted. Meridian’s percentage of ownership of all Meridian Subsidiaries and material joint ventures described in the Meridian Public Documents is as set out in the Meridian Public Documents. There are no outstanding options, rights, entitlements, understandings or commitments (contingent or otherwise) providing to any third party the right to acquire any such shares or other ownership interests in any of the Meridian Subsidiaries.
2.	Capitalization
          The authorized capital of Meridian consists of an unlimited number of Shares and an unlimited number of preferred shares issuable in series, of which no preferred shares are outstanding. As at September 23, 2007 there were (i) issued and outstanding 101,305,120 Shares; (ii) Meridian Equity Entitlements to acquire an aggregate of 777,155 Shares were outstanding; and (iii) 230,241 Restricted Shares. Except for the Meridian Equity Entitlements and except as pursuant to the Original Offer, there are no options, warrants, conversion privileges or other rights, agreements, arrangements or commitments (pre-emptive, contingent or otherwise) obligating Meridian or any Meridian Subsidiary or any material joint venture of Meridian to issue or sell any shares of Meridian or securities or obligations of any kind convertible into or exchangeable for any shares of Meridian. Meridian has provided to Yamana a list setting out the name of each holder of a Meridian Equity Entitlements, the number of Meridian Equity Entitlements held by such person and the exercise price, date of grant, vesting schedule and expiry date of each such Meridian Equity Entitlements. Meridian has also provided to Yamana a list of Restricted Share holders setting out the name of each holder of a Restricted Share, the number of Restricted Shares held by such person and the terms of the restrictions, along with a copy of each such Restricted Share agreement. All outstanding Shares and the outstanding shares of the Meridian Subsidiaries and each material joint venture of Meridian have been authorized and are validly issued and outstanding as fully paid and non-assessable shares, free of pre-emptive rights, to the extent such a concept exists under applicable Law. All of the outstanding shares of Meridian Subsidiaries and each material joint venture of Meridian are owned directly or indirectly by Meridian.

3.	Authority and No Violation
     (a) Meridian has the necessary corporate power, authority and capacity to enter into this Agreement and to perform its obligations hereunder. The execution and delivery of this Agreement by Meridian and the consummation by Meridian of the Offer have been duly authorized by the Meridian Board of Directors and no other corporate proceedings on its part are necessary to authorize this Agreement or the Offer, other than with respect to the Directors’ Circular and other matters relating solely thereto. This Agreement has been duly executed and delivered by Meridian and constitutes a legal, valid and binding obligation of Meridian, enforceable against it in accordance with its terms, subject to bankruptcy, insolvency and other applicable Laws affecting creditors’ rights generally, and to general principles of equity.
     (b) The authorization of this Agreement, the execution and delivery by Meridian of this Agreement and the performance by it of its obligations under this Agreement, and the consummation of the Offer, will not:
(i)	result (with or without notice or the passage of time) in a violation or breach of or constitute a default under any provision of:
(A)	its or any Meridian Subsidiary’s certificate of incorporation, articles, by-laws or other charter documents or the agreements covering any of Meridian’s material joint ventures;

(B)	any applicable Laws, except to the extent that the violation or breach of, or default under, any applicable Laws, would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to Meridian; or

(C)	any note, bond, mortgage, indenture, contract, licence, permit or, government grant to which Meridian or any Meridian Subsidiary or Meridian material joint venture is party or by which it is bound, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to Meridian;
(ii)	give rise to any right of termination, acceleration or cancellation of indebtedness of Meridian or any Meridian Subsidiary or Meridian’s material joint ventures, or cause any such indebtedness to come due before its stated maturity;

(iii)	give rise to any rights of first refusal or, except as disclosed to Yamana pursuant to Section 9(a) of this Schedule C, trigger any change in control provisions or any restriction or limitation under any such note, bond, mortgage, indenture, contract, license, franchise or permit, or result in the imposition of any encumbrance, charge or lien upon any of Meridian’s assets or the assets of any of the Meridian Subsidiaries or Meridian’s material joint ventures, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to Meridian; or
(iv)	result in the imposition of any Encumbrance or Encumbrances upon any assets of Meridian or any Meridian Subsidiary or Meridian material joint venture, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to Meridian.
4.	Public Filings
          Meridian has filed all documents or information (the “Meridian Public Documents”) required to be filed by it under Applicable Securities Laws or with the TSX or NYSE since January 1, 2007. All such Meridian Public Documents, as of their respective dates, did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading as at the time at which they were filed with applicable securities regulatory authorities. All of the Meridian Public Documents, as of their respective dates (and as of the dates of any amendments thereto), complied as to form in all material respects with the requirements of Applicable Securities Laws or were amended on a timely basis to correct deficiencies identified by securities commissions or similar securities regulatory authorities. Meridian has not filed any confidential material change report with any securities regulatory authority that at the date hereof remains confidential.
5.	Financial Statements
          The audited consolidated financial statements of Meridian (including any related notes thereto) for the fiscal year ended December 31, 2006 and 2005 and the interim consolidated financial statements of Meridian (including any related notes thereto) for the periods ended March 31, 2007 and June 30, 2007 have been prepared in accordance with Canadian GAAP and all applicable Laws and present fairly, in all material respects, the assets, liabilities (whether accrued, absolute, contingent or otherwise) and financial condition of Meridian and the Meridian Subsidiaries on a consolidated basis as at the respective dates indicated and for the periods covered thereby applied on a basis consistent with the immediately prior period and throughout the periods indicated (except as may be indicated expressly in the notes thereto) and, in the case of unaudited statements, subject to normal, recurring year-end adjustments that are not material.
6.	Books and Records
          The financial books, records and accounts of Meridian and, each of the Meridian Subsidiaries and Meridian’s material joint ventures, in all material respects: (i)

have been maintained in accordance with accounting principles generally accepted in the country of domicile of each such entity on a basis consistent with prior years; (ii) are stated in reasonable detail and accurately and fairly reflect the material transactions and dispositions of the assets of Meridian and the Meridian Subsidiaries and Meridian’s material joint ventures; and (iii) accurately and fairly reflect the basis for Meridian financial statements.
7.	Absence of Certain Changes or Events
          Since December 31, 2006, except as disclosed in the Meridian Public Documents, (i) each of Meridian and the Meridian Subsidiaries and Meridian’s material joint ventures has conducted its business only in the ordinary course of business consistent with past practice; and (ii) there have not occurred any Material Adverse Effect with respect to Meridian.
8.	Litigation
     (a) Except as disclosed in the Meridian Public Documents, there is no claim, action, proceeding or, to the knowledge of Meridian, investigation that has been commenced or, to the knowledge of Meridian, threatened against Meridian or any Meridian Subsidiary or Meridian material joint venture or affecting any of its property or assets before any Governmental Entity which, if determined adversely to Meridian or the Meridian Subsidiary or Meridian material joint venture, as the case may be, would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to Meridian.
     (b) There is no claim, action, proceeding or, to the knowledge of Meridian, investigation that has been commenced or, to the knowledge of Meridian, threatened against Meridian or any Meridian Subsidiary or Meridian material joint venture or affecting any of its property or assets before any Governmental Entity which, if determined adversely to Meridian or the Meridian Subsidiary or Meridian material joint venture, as the case may be, would, individually or in the aggregate, reasonably be expected to prevent or materially delay the consummation of the Offer, a Compulsory Acquisition or a Subsequent Acquisition Transaction.
     (c) Neither Meridian nor any of the Meridian Subsidiaries nor any of Meridian’s material joint ventures is subject to any outstanding judgment, order, writ, injunction or decree which would reasonably be expected to have a Material Adverse Effect with respect to Meridian.

9.	Employment Matters
     (a) Meridian has provided to Yamana a complete list setting out the name of each officer of Meridian who is a party to or a participant in any agreement, arrangement, plan, obligation or understanding providing for severance or termination or other payments in connection with the termination of the employment or engagement of, or resignation of, any such officer of Meridian following a change of control of Meridian (each a “Change of Control Beneficiary”) and a description and calculation of the entitlements of each such person.
     (b) Except as disclosed to Yamana pursuant to Section 9(a) of this Schedule C, there are no written or oral agreements, arrangements, plans, obligations or understandings providing for severance or termination or other payments in connection with the termination of the employment or engagement of, or resignation of, any director, officer or employee of Meridian or any Meridian Subsidiary or material joint venture following a change of control of Meridian.
     (c) Except for bonuses in an aggregate amount not exceeding US$30,053,000 (which, for greater certainty, does not include the amounts referred to in Section 9(a) of this Schedule C), Meridian has not declared or paid, or committed to declare or pay, any amount to any Change of Control Beneficiary in respect of a performance or incentive or other bonus in respect of all or any part of the 2007 calendar year or all or any part of any subsequent calendar year or in connection with the completion of the transactions contemplated by this Agreement.
10.	Mineral Reserves and Resources
          The estimated proven and probable mineral reserves and estimated indicated, measured and inferred mineral resources disclosed in the Meridian Public Documents as of year-end 2006 have been prepared and disclosed in all material respects in accordance with accepted engineering practices and all applicable Laws. There has been no material reduction in the aggregate amount of estimated mineral reserves, estimated mineral resources or mineralized material of Meridian and the Meridian Subsidiaries and Meridian’s material joint ventures, taken as a whole, from the amounts disclosed in the Meridian Public Documents as of December 31, 2007.